Tenet Adopts Enhanced Compliance Measures Following Internal Review

Toronto, Ontario--(Newsfile Corp. - July 21, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced the adoption of recommendations of an ad hoc committee (the "Special Committee") comprised of independent members of the Board of Directors of Tenet (the "Board") to adopt new compliance measures following an internal review conducted into securities-related matters (the "Review").

In December 2021, the Company received a Demande de document/renseignement [Request for Documents/Information] (the "Request Letter") from the Autorité des marchés financiers (the "AMF"), Quebec's securities regulator. Since that time, the Company has been cooperating with the AMF in all respects and has provided the AMF with all documents and information requested. Tenet was bound by a confidentiality order of the AMF prohibiting the disclosure of the Request Letter or any related information.

In the course of collecting information to respond to the Request Letter, the Company identified potential compliance issues relating to certain past correspondence between Tenet CEO Johnson Joseph and certain former advisors. The Board created the Special Committee and Norton Rose Fulbright Canada ("NRF") was mandated to carry out the Review. NRF submitted its final report to the Special Committee on July 19, 2022 and, at Tenet's request, the AMF's confidentiality order was then partially lifted to allow for this press release.

Based on the findings of the Review, the Special Committee concluded that inappropriate actions were likely to have occurred. The Special Committee further concluded that Mr. Joseph (i) was the only person at the Company who was a party to this correspondence, (ii) was transparent and cooperative throughout the Review process, (iii) believed he was acting in the best interests of the Company and its shareholders at all times, and (iv) has strongly denied any wrongdoing.

The Board has adopted the enhanced compliance measures proposed by the Special Committee following the results of the Review, including enhancing Board oversight over executive communications and interactions with financial and capital markets advisors and regular reporting by CEO Johnson Joseph to the Board on the same. These additional enhanced compliance measures demonstrate the Company's ongoing commitment to ensuring its corporate governance meets the highest standards. These measures are in addition to important governance initiatives the Company has already recently undertaken, including: (i) the hiring of key internal compliance resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, and (iii) the adoption of new and revised governance policies, including a strengthened code of ethics.

"We recognize the seriousness of this matter and have adopted new compliance measures," said Charles-André Tessier, Chairman of the Board and of the Special Independent Committee. "Over the last few years, Tenet has developed and implemented a successful business plan and is currently preparing to deploy its Business Hub concept globally. We remain confident that our expanded leadership team will continue to hit Tenet's objectives moving forward."

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/131601